Exhibit 12.1

Park-Ohio Holdings Corp.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

	Three months ended	Year ended December 31,
	March 31, 2016	2015	2014	2013	2012	2011
Earnings (loss) from continuing operations before income taxes	$4.2	$70.0	$71.8	$60.3	$54.5	$27.9
Less capitalized interest	–	–	–	–	–	–
Less earnings attributable to noncontrolling interest	–	(0.60)	(1.30)	(0.50)	–	–
Fixed charges	9.2	34.4	32.2	31.7	31.2	37.3
Earnings (loss) available for fixed charges	13.4	103.8	102.7	91.5	85.7	65.2
Fixed charges:
Interest component of rent expense (1)	2.1	6.5	6.1	5.8	5.2	5.4
Interest expense	7.1	27.9	26.1	25.9	26.0	31.9
Interest capitalized	–	–	–	–	–	–
Amortization of deferred financing costs (2)	–	–	–	–	–	–
Total fixed charges	$9.2	$34.4	$32.2	$31.7	$31.2	$37.3
Ratio of earnings to fixed charges	1.5	3.0	3.2	2.9	2.7	1.7

(1)	Interest component of rent expense is considered a reasonable approximation of the interest factor.

(2)	Included in interest expense